Exhibit (a)(12)

For Longs Drug Stores:

Joele Frank / Steve Frankel / Jamie Moser

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

LONGS RECEIVES FTC DOCUMENT AND INFORMATION REQUEST REGARDING

WALGREENS EXPRESSION OF INTEREST

Walnut Creek, CA (September 25, 2008) – Longs Drug Stores Corporation (“Longs”) (NYSE: LDG) today announced that the Federal Trade Commission (the “FTC”) has requested that Longs provide the FTC with documents and information in connection with Walgreens’ (NYSE, NASDAQ: WAG) unsolicited, non-binding expression of interest to acquire Longs. In the detailed 25-page request, the FTC stated that it was investigating whether Walgreens’ proposed acquisition of Longs “may substantially lessen competition among Retail Pharmacies in various portions of California, Nevada and Hawaii.” In addition, the FTC requested information regarding several markets that had not been examined in the FTC’s previous review of the proposed Longs-CVS transaction, including Longs’ operations in Hawaii and Longs’ mail order business. The FTC may add to the request as its investigation progresses. Longs intends to cooperate in the FTC’s investigation.

About Longs Drug Stores

Headquartered in Walnut Creek, California, Longs Drug Stores is one of the most recognized retail drug store chains on the West Coast and in Hawaii. The Company operates 524 retail pharmacies and offers a wide assortment of merchandise focusing on health, wellness, beauty and convenience. Longs also provides pharmacy benefit management services and Medicare beneficiary prescription drug plans through its wholly-owned subsidiary, RxAmerica, LLC. Additional information about Longs and its services is available at www.longs.com and more information about RxAmerica is available at www.rxamerica.com.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this announcement, among others, the risks that the expression of interest from Walgreens will not result in a transaction with Longs, at the price set forth in the expression of interest or otherwise, regulatory and litigation matters and risks; risks that conditions to closing of the Company’s transaction with CVS may not be satisfied and other risks to consummation of the Company’s transaction with CVS, including the risk that the transaction will not be consummated within the expected time period.

Additional Information and Where to Find It

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Longs’ common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by CVS Caremark with the Securities and Exchange Commission (SEC) on August 18, 2008. Longs filed a solicitation/recommendation statement with respect to the tender offer on

Schedule 14D-9 on August 18, 2008. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer and Longs’ Board of Directors recommendation of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. The solicitation/recommendation statement and related materials may also be obtained for free by contacting (925) 979-3979.